UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

OTONOMY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

68906L105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY  10022
Telephone:  (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,094
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%*
14		TYPE OF REPORTING PERSON (See Instructions) IA
* This percentage is calculated based upon 30,083,604 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Form 10-K filed with the SEC (defined below) on March 7, 2016.

CUSIP No. 68906L105

1		NAME OF REPORTING PERSONS OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,094
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* This percentage is calculated based upon 30,083,604 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Form 10-K filed with the SEC (defined below) on March 7, 2016.

CUSIP No. 68906L105

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,094
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
* This percentage is calculated based upon 30,083,604 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Form 10-K filed with the SEC (defined below) on March 7, 2016.

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2014 and amended by Amendment No. 1 thereto filed with the SEC on January 30, 2015 and Amendment No. 2 filed with the SEC on November 25, 2015 (as so amended, the “Statement”) relating to the common stock, par value $0.001 per share, of Otonomy, Inc. (the “Common Stock”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 6275 Nancy Ridge Drive, Suite 100, San Diego, CA  92121. The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “OTIC.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 12, 2016, the Issuer completed an underwritten public offering of 5,750,000 shares of Common Stock (“Shares”) at an offering price of $20.00 per Share (the “Share Issuance”), including the underwriters’ full exercise of their over-allotment option to purchase up to 750,000 Shares. The Reporting Persons did not participate in, or acquire or dispose of any Shares in, the Share Issuance. As a result of the Share Issuance, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Shares outstanding.  The percentage of outstanding Shares that the Reporting persons may be deemed to beneficially own has also been reduced since the Reporting Persons filed Amendment No. 2 to the Statement by the transactions described in Item 5(c).

Item 2.	Identity and Background

(a)         This Amendment No. 3 is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds Shares, as more particularly described in Item 3 below. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of and owner of a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)         name;

(ii)        business address;

(iii)       present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment No. 3 did not involve any transactions effected by any of the Reporting Persons with respect to the Shares.  This Amendment No. 3 voluntarily reports  the transactions by the Reporting Persons more fully described in Item 5 below. The Shares initially had been acquired (and those that continue to be held are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI IV.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 3, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

As of the date of this filing, OPI IV is the record holder of 1,850,094 Shares. Based upon information contained in the Issuer’s Form 10-K filed with the SEC on March 7, 2016, such Shares constitute approximately 6.15% of the issued and outstanding Shares. The Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV. GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the Shares held by OPI IV. Advisors, pursuant to its authority as the sole managing member of GP IV, may be deemed to indirectly beneficially own the Shares held by OPI IV. Isaly, pursuant to his authority as the managing member of and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the Shares attributable to OPI IV. As a result, GP IV, Advisors and Isaly share power to direct the vote and disposition of the Shares held by OPI IV.

(c)  The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.  The following transactions occurred after the filing of Amendment No. 2 to the Statement:

Date of Transaction	Transaction	Number of Shares	Price Per Share*	Price Range*
November 25, 2015	Sell	34,800	$28.91	$28.85 to $29.26
November 27, 2015	Sell	29,000	$28.97	$28.80 to $29.09
November 30, 2015	Sell	2,716	$28.64	$28.13 to $29.11
November 30, 2015	Sell	590	$29.22	$29.21 to $29.25

*The Price Per Share reported above is a weighted average price.  Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV. Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV. Such authority includes the power of GP IV to vote and otherwise dispose of securities held by OPI IV. The number of outstanding Shares held by OPI IV is 1,850,094 Shares. Advisors and GP IV may each be considered to hold indirectly 1,850,094 Shares. Isaly, pursuant to his authority as the managing member of and owner of a controlling interest in Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI IV.

Chau Khuong (“Khuong”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since August 2013, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Khuong may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Khuong is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefits thereof, to the Reporting Persons, which will ensure that such securities or economic benefits are provided to OPI IV.

Third Amended and Restated Investors’ Rights Agreement

OPI IV and certain other stockholders of the Issuer entered into a third amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of April 23, 2014, a summary of which is set forth at Item 6 of the Reporting Persons’ original Statement on Schedule 13D.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.
Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-197365), filed with the SEC on July 11, 2014).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: March 16, 2016	OrbiMed Advisors LLC a Delaware Limited Liability Company

	By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP IV LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC
a Delaware Limited Liability Company and its Managing Member

	By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

2

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.
Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-197365), filed with the SEC on July 11, 2014).

3